UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson Announces Arden Hoffman as Non-Executive Director

LONDON - 7 March 2025 - Pearson (FTSE: PSON.L), the world's lifelong learning company, today announces the appointment of Arden Hoffman as an independent Non-Executive Director, with effect from 1 June 2025. Arden has held significant leadership positions within high-profile organisations and brings to Pearson a strong expertise and business perspective on workforce and talent development in an era of innovation and AI.

Arden is the Chief People Officer at General Motors, a position she has held since 2023. Arden leads GM's talent management and organisational development and plays a critical role in fostering a culture of innovation, ensuring the company attracts, retains, and develops top talent in a rapidly evolving industry. She brings to the Board a strong background in human resources and talent development in the global automotive, technology, and financial services sectors. Prior to General Motors, Arden served as Chief People Officer at Cruise and as Global Head of Human Resources at Dropbox, in addition to holding senior positions in HR at Google and Goldman Sachs.

Omid Kordestani, Pearson Chair, said: "I'm thrilled to welcome Arden to the Pearson Board as we are evolving our business to meet transformational shifts in learning and in the workforce. She brings an innate passion for the power learning can bring at an individual and societal level, as well as experience in leading high performing teams in tech-driven businesses. Additionally, she complements the existing depth of experience on our Board and her workforce and talent expertise will prove invaluable as Pearson continues to execute against its strategy."

Arden Hoffman said: "Pearson's purpose of helping people to realise the life they imagine through learning is incredibly impactful and aligns with my own belief in the importance of empowering individuals through learning and growth. I'm excited to help Pearson make further progress against its purpose and strategy through my experience leading talent management efforts in global organisations and in the application of workforce learning at scale."

Arden earned an M.B.A from the Wharton School of the University of Pennsylvania and a bachelor's degree in Rhetoric from the University of California-Berkeley.

There is no further information to be declared in accordance with UKLR 6.4.8.

 ---ENDS---

About Pearson

At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's lifelong learning company, serving customers with digital content, assessments, qualifications and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 07 March 2025
By: /s/ NATALIE WHITE

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Natalie White
Deputy Company Secretary